Ex-99.77(c)

                           ATTACHMENT TO SUB-ITEM 77C

      The matters submitted o the security holders at the annual meeting of January 16, 2003 included the selection or approval of auditors, the continuation of the current advisory contract and the election of directors and adoption of a by-law amendment regarding redemptions in kind. In respect to the election of directors there was no solicitation of proxies and the board of directors as nominated by management and contained in the Company's information Statement to Shareholders under 240.14C - 101 was elected in its entirety. The by-law amendment provided:

            At the instance of a redeeming shareholder having shares of a value of $10,000 or more, the Company shall redeem his shares by distributing readily marketable securities owned by the Company valued on the valuation date in the same manner as they would be for determining the Company's net asset value. The redeeming shareholder may apply to redeem all but not less than all of his shares held on the date of the redemption request. On the date of the redemption, the shareholder will receive marketable securities and, possibly, cash (for rounding) with a fair market value on the valuation date equal to the net asset value of the shares being redeemed.

            For shares purchased within six months of the date of redemption where the redemption proceeds are the Company's securities, the Company shall distribute securities with a tax basis to the Company as close as possible to the purchase price the redeeming shareholder paid for his shares. For other shares being redeemed for Company securities, the Company shall distribute securities with a basis determined by multiplying the Company's basis for all of its securities by a fraction the numerator of which is the total number of shares being redeemed and the denominator of which is the total number of shares outstanding on the date of redemption.